UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Solutions, Inc.
(Name of Subject Company (Issuer))
Carlyle Credit Solutions, Inc.
(Name of Filing Person (Offeror and Issuer))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Justin Plouffe
President and Chief Executive Officer
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4940
September 22, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.    Subject Company Information.
(a)    The name of the issuer is Carlyle Credit Solutions, Inc. (the “Company”). The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is organized as a Maryland corporation. The principal executive office of the Company is located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017 and the telephone number is (212) 813-4900.
(b)    The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is shares of common stock, par value $0.01 per share (the “Shares”), or portions thereof. As of the close of business on June 30, 2025, there were 78,099,761 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,733,492 Shares that are tendered by holders of the Company’s Shares (“Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 3.5% of the Company’s Shares outstanding as of June 30, 2025. As of September 22, 2025, there were 77,330,795 Shares outstanding.
(c)    Shares are not traded in any market.
Item 3.    Identity and Background of Filing Person.
(a)    The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Carlyle Global Credit Investment Management L.L.C. (the “Adviser”), a wholly owned and consolidated subsidiary of The Carlyle Group Inc., serves as the investment adviser for the Company. The Adviser is located at One Vanderbilt Avenue, Suite 3400, New York, NY 10017 and its telephone number is (212) 813-4900. The members of the Company’s Board of Directors (the “Board”) are Linda Pace, William H. Wright II, Nigel D.T. Andrews, Justin Plouffe, Thomas M. Hennigan, Leslie E. Bradford and John G. Nestor (each, a “Director”). The Chief Executive Officer and President is Justin Plouffe, and the Chief Financial Officer and Chief Risk Officer is Thomas M. Hennigan. The Principal Accounting Officer is Nelson Joseph. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.
(b)-(c)    Not applicable.
Item 4.    Terms of the Transaction.
(a)(1)(i)    Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,733,492 Shares that are tendered by Stockholders by 11:59 p.m., Eastern Time, on October 20, 2025 and not withdrawn as described in Item 4(a)(1)(vi).
(ii)    The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2025 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
Each Stockholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Stockholder that the Company has received and accepted their tender. Such Stockholder will be issued a non-interest bearing, nontransferable and non-negotiable promissory note (the “Note”) entitling the Stockholder to receive an amount in cash equal to the value of the Stockholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Note will be held for the benefit of the Stockholder by State Street Bank and Trust Company, the Company’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)    The Offer is scheduled to expire on October 20, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(iv)    Not applicable.
(v)    Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)    Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)    Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
(viii)    Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(ix)    Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x)    Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.
(xi)    Not applicable.
(xii)    Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)    Not applicable.
(b)    Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company intends to tender Shares in the Offer.
Item 5.    Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(e)    Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.
Item 6.    Purposes Of This Tender Offer And Plans Or Proposals.
(a)-(b)    Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)    Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.
Item 7.    Source and Amount of Funds or Other Consideration.
(a)-(b)    Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(d)    None of the Company, the Adviser or the Board or any person controlling the Company, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Stockholders.
Item 8.    Interest in Securities of the Issuer.
(a)-(b)    Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.
Item 9.    Persons/Assets Retained, Employed, Compensated or Used.
(a)    No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.    Financial Statements.
(a)    The audited annual financial statements of the Company dated December 31, 2024 included in the Company’s Annual Report on Form 10-K filed with the SEC on EDGAR on March 13, 2025 are incorporated by reference. The Company will prepare and transmit to Stockholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b)    Not applicable.
Item 11.    Additional Information.
(a)    (1) None.
(2)    None.
(3)    Not applicable.
(4)    None.
(5)    None.
(c)    The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), and the Letter of Transmittal, attached hereto as Exhibit (a)(1)(iii), are each incorporated herein by reference in their entirety.
Item 12.    Exhibits.
(a)(1)    (i) Cover Letter to Offer to Purchase and Letter of Transmittal.
(ii)    Offer to Purchase.
(iii)    Form of Letter of Transmittal.
(iv)    Form of Letter from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.
(v)    Form of Promissory Note.
(vi)    Form of Notice of Withdrawal of Tender.
(a)(2)-(4)    Not applicable.
(d)    None.
(e)    None.

(f)    Not applicable.
(g)    Not applicable.
(h)    Not applicable.
107    Filing Fee Table
Item 13.    Information Required by Schedule 13E-3.
    Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CARLYLE CREDIT SOLUTIONS, INC.
By:    /s/ Joshua Lefkowitz
Name:    Joshua Lefkowitz
Title:    Chief Compliance Officer and Secretary
Dated: September 22, 2025

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.
(a)(1)(vi)	Form of Notice of Withdrawal of Tender.
107	Filing Fee Table